Ladenburg Thalmann & Co. Inc.

999 Vanderbilt Beach Road, Suite 200

Naples, Florida 34108

November 22, 2019

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	VIVEVE MEDICAL, INC.
Registration Statement on Form S-1 (Registration No. 333-233639)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Viveve Medical, Inc. that the effective date of the above-referenced registration statement be accelerated to 11:30 a.m. (Eastern Time), or as soon as practicable thereafter, on Friday, November 22, 2019, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 21, 2019, through the date hereof:

Preliminary Prospectus dated November 21, 2019:

150 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director